UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02057039

NO ACT
PE 7-2-02
1-06544

DIVISION OF
CORPORATION FINANCE

August 30, 2002

B. Joseph Alley, Jr.
Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3450

Act 1934
Section
Rule 14A-8
Public Availability 8/30/2002

Re: Sysco Corporation
Incoming letter dated July 2, 2002

Dear Mr. Alley:

This is in response to your letter dated July 2, 2002 concerning the shareholder proposal submitted to Sysco by the International Brotherhood of Electrical Workers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Fund
1125 Fifteenth St. N.W.
Washington, DC 20005

Arnall Golden Gregory LLP

RECEIVED
2002 JUL -3 PM 3:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joseph.alley@agg.com
www.agg.com

July 2, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposal to Expense Options Issued to Executives: Sysco Corporation. – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, on behalf of our client Sysco Corporation ("SYSCO" or the "Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by The Board of Trustees for the International Brotherhood of Electric Workers' Pension Benefit Fund (the "Proponent") by letter dated May 28, 2002.

We request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. Enclosed herewith are six (6) copies of this letter and the Proposal. We are simultaneously providing a copy of this letter to the Proponent.

The Company would appreciate the Staff's response to its request prior to August 30, 2002, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on or about September 21, 2002.

1478087v5

The Proposal requests that "the Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives."

We have concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rules 14a-8(i)(6) and 14a-8(i)(7). The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE BOARD DOES NOT HAVE THE AUTHORITY TO IMPLEMENT IT BECAUSE THE PROPOSAL IS INCONSISTENT WITH FINANCIAL ACCOUNTING STANDARDS

The Proposal requests that the Board expense the costs of all future stock options issued to Company executives. In the statement of support, the Proponent states that "current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123)." However, the Proponent limits the Proposal to stock options granted to executives and FAS 123 does not permit a company to limit its application to particular classes of individuals. See, paragraph 52 of FAS 123. If the Proposal were implemented, it would require the Company to violate FAS 123 since it is inconsistent with such accounting standard. Therefore, we believe that the Proposal should be excluded because the Board of Directors lacks the authority to implement it.

In addition, should the Proposal as it applies to executives be revised to apply to all option grants, it may nonetheless be excluded, as follows.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Company expense the cost of stock options to executives. The Staff has consistently agreed that methods of accounting and the presentation of financial information to shareholders are matters relating to the ordinary business operations of a company.

In similar recent letters, the Staff concurred that proposals requesting that a board revise a company's method of accounting for stock options could be omitted pursuant to Rule 14a-8(i)(7), specifically noting that it related to "choice of accounting methods." See, Intel Corporation (February 27, 2001), BellSouth Corporation (January 22, 2001), AT&T Corp. (January 8, 2001), AT&T Corp. (January 5, 2001), SBC Communications Inc. (December 14, 2000), Pfizer, Inc. (December 13, 2000) and Applied Materials, Inc. (December 13, 2000). Our position is consistent with previous Staff positions that proposals addressing choice of accounting methods relate to a company's ordinary business operations and may be excluded on that basis.

In addition, the Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by generally accepted accounting principles ("GAAP") or by disclosure standards under applicable law and the presentation of financial statements in annual reports to stockholders may be excluded as relating to a company's ordinary business operations.

According to the Commission, the "ordinary business" exclusion rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See, Release No. 40,018 (May 21, 1998). Second, the exclusion in Rule 14a-8(i)(7) prevents stockholders from micro-managing a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. We believe that the Proposal clearly implicates both of the underlying concerns of the ordinary business rule and is thus excludable.

A. Choice of Accounting Methods

The Proposal requests that the Board expense the costs of all future stock options issued to Company executives. The Staff has consistently concurred that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In Intel Corporation, BellSouth Corporation, AT&T Corp., AT&T Corp., SBC Communications Inc., Pfizer, Inc. and Applied Materials, Inc., the Staff concurred that the proposals relating to revision of accounting treatment of stock options could be excluded as "relating to ordinary business operations (i.e., choice of accounting methods)." Many previous Staff letters reflect this position. For example, in The Travelers Group Inc. (Feb. 5, 1998), a stockholder requested that the company adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives. The stockholder expressed concern that the company's current accounting methods understated the risks inherent in its dealings in derivatives. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7) "because it related to the Company's ordinary business operations (i.e., accounting methods)."

In Conseco, Inc. (April 18, 2000), stockholders requested that a committee of the company's board of directors develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending. The Staff permitted exclusion under Rule 14a-8(i)(7) because the proposal involved "accounting methods and the presentation of financial statements in reports to shareholders." Similarly, in Potomac Electric Power Company (March 1, 1991), a stockholder proposal requested that the company amend its financial statements to account for contingent liabilities to which the Proponent believed the company was exposed. The Staff permitted exclusion of the proposal "since it dealt with a matter relating to the conduct of the company's ordinary business operations (i.e., the accounting policies and practices of the company)."

B. Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law

The accounting methods that the Proponent is requesting are methods that are not required by either GAAP or by any other applicable law that the Company is subject to. Closely related to the discussion above is the Staff's consistent concurrence that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations. In Santa Fe Southern Pacific Corp., January 30, 1986, the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosure not required by law" is considered to be a matter relating to a company's ordinary business operations.

Also in this regard, the Staff in American Stores Co., April 7, 1992, stated "that matters involving the presentation of the disclosure in reports, including questions concerning the information provided that is neither required under disclosure standards established by applicable requirements, e.g., GAAP., nor generally consistent with such disclosure standards, relate to ordinary business operations."

C. Presentation of Financial Statements in Annual Reports to Stockholders

Even if the Proposal is viewed as addressing the company's disclosure policies, the Proposal remains excludable under Rule 14a-8(i)(7). In 1999, the Staff stated that in order to determine whether a proposal that requests additional disclosures in Commission-prescribed documents is excludable under Rule 14a-8(i)(7), the Staff would consider whether the subject matter of the additional disclosures sought in the particular proposal involved a matter of ordinary business. See Johnson Controls, Inc. (Oct. 26, 1999).

As discussed above, the disclosures that would be required from implementation of the Proponent's Proposal relate to choice of accounting methods and financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law, subject matter that the Staff has consistently found excludable. Moreover, the Staff has consistently held that proposals relating to the presentation of financial statements in annual reports to stockholders are excludable under the ordinary business exception.

In Johnson Controls, a stockholder proposed that the company's board take the necessary steps to ensure that the company's financial statements disclose "goodwill-net" and identify "true value" of stockholders' equity so long as goodwill is high relative to stockholders' equity. The Staff concurred that the proposal could be excluded as "relating to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." In General Electric Co. (Jan. 28, 1997), a stockholder submitted a proposal asking that General Electric adopt the fair value method of accounting for stock-based compensation plans. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)."

The Proponent's Proposal is indistinguishable from those involved in the no-action letters cited above, in that it is inconsistent with applicable accounting standards, concerns choice of accounting methods, a change in accounting policy that is not required by GAAP or by disclosure standards under applicable law, and the presentation of financial statements in reports to stockholders. It is therefore excludable under Rule 14a-8(i)(7).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is, in fact, excluded from the Company's Proxy Materials under Rule 14A-8(i)(6) and Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (404) 873-8688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,

B. Joseph Alley, Jr.

Enclosures

cc: Michael Nichols, Esq., Sysco Corporation
Jerry O'Connor, Trustee, Trust for The International
Brotherhood of Electrical Workers' Pension Benefit Fund

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

May 28, 2002

<u>VIA FAX AND U. S. MAIL</u>

Ms. Carolyn S. Mitchell
Corporate Secretary
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Ms. Mitchell:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Sysco's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to **"Stock Option Expensing"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 24,026 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O Connor
Trustee

JOC:jl
Enclosure

Form 972

Stock Option Expensing Proposal

Resolved, that the shareholders of Sysco Corporation ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

July 31, 2002

RECEIVED
2002 AUG 13 AM 10:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington DC 20549

RE: Teamsters Proposal to Declassify the Board of Directors at Sysco Corporation ("Sysco" or "the Company") and the Company's request for No-Action from the Securities & Exchange Commission (SEC) Division of Corporate Finance ("Staff" or "the Division")

Ladies and Gentlemen:

The Teamsters General Fund ("Teamsters" or "the Fund") is in receipt of a copy of a letter, dated July 2, 2002, from B. Joseph Alley, Jr., of the firm, Arnall Golden Gregory LLP, representing Sysco, on July 8, 2002. The letter requests No-Action should Sysco opt to exclude the Teamsters' proposal calling for annual elections of the board of directors from Sysco's Proxy materials.

Without challenging Sysco's right to seek No-Action, the Teamsters question why they didn't first contact us in an attempt to make the remedial changes they appear to seek. We recognize that the Commission, in its mission to protect investors and maintain the integrity of the securities markets, is currently overworked, and we are dismayed that Sysco's requests for No-Action, which is without basis, didn't seek its requested changes directly. Neither Sysco nor its outside counsel called the Teamsters directly, even though their entire argument for No-Action rests with the remedial.

Counsel rests his entire argument for No-Action on alleged "vague and misleading" statements. Counsel bases his claims on several statements in the Proposal, as addressed below.

1. **a.** Counsel objects to the first sentence of the fourth paragraph of the supporting statement. Counsel's objection is the use of the word "appoint." The Fund is willing to change the word to "nominate."

b. Sysco's outside counsel further claims that, because "the obvious impact of declassifying the board would be that all directors would be elected each year *to replace all of the current members*, rather than the 1/3 coming up for election in the current instance," shareholders would be confused or misled (Emphasis added). Counsel fails to note that classified boards do not necessarily *replace* 1/3 of the current directors. For example, the three nominees at Sysco's 2001 Annual meeting, according to Sysco's Proxy statement, were "[a]ll ... currently serving as directors of SYSCO and all have consented to serve if elected." In other words, they didn't *replace* any directors. Shareholders are **NOT** misled.

2. Counsel further argues that the following phrase is unclear and misleading:

> *The Teamsters General Fund believes a declassified board can help give the Company the flexibility it needs as it moves into the next century.*

The Proponent is willing to change the language to read:

> *The Teamsters General Fund believes a declassified board can help give the Company the flexibility, as it moves into the future.*

The statement is clearly opinion, and therefore not misleading.

3. Counsel next parses the first sentence of the fifth paragraph:

> *The evidence shows that shareholders are dissatisfied with classified boards.*

Counsel seems to incorrectly imply that the statement "shareholders are dissatisfied" is the logical equivalent to "**all** shareholders are dissatisfied." The statement is **not** misleading, especially in light of the statements that follow, emphasizing and providing evidence for shareholder dissatisfaction of classified boards at a variety of publicly traded companies.

4. Counsel parses the second sentence of the fifth paragraph:

At the Company's annual meeting last year, 52.74% of voting shareholders voted FOR declassification of Sysco's Board of Directors.

Counsel states that "[i]t is unclear from what source" the Fund used to come up with the 52.74% figure, yet, later in the same paragraph, states "Based on [the number of shares voted], the percentage of the shares cast that voted for the proposal would equal 52.74%." In other words, the information source IS CLEAR. Counsel incorrectly states that the "52.74% of voting shareholders" misleads shareholders because it doesn't include shareholders who didn't exercise their vote. Nonetheless, in the interest of all parties, and because the Fund does not believe it changes the meaning of the statement one whit, the Teamsters are more than willing to revise this sentence to read:

At the Company's annual meeting last year, 52.74% of shares cast voted FOR declassification of Sysco's Board of Directors.

5. The Fund is also willing to revise the sixth and seventh paragraphs to read:

In May 2001, at the Alaska Air annual meeting, 70% of shares cast voted FOR declassification of its Board. In 2000, majorities of shares cast voted FOR declassification of boards at many companies, including:

- *Baxter International (60.4%);*
- *Eastman Chemical (70%);*
- *Eastman Kodak (60.7%);*
- *Lonestar Steakhouse & Saloon, Inc. (79%);*
- *Silicon Graphics (81.1%);*
- *United Health Group (75.7%);*
- *Kmart[1] (68.5%;)*
- *Weyerhaeuser (58%); and*
- *Kroger (63.5%)*

[1] At Kmart, the proposal was binding and received 68.6% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.

In 1999 a majority of shares cast voted FOR declassified boards at:

- *Cendant;*
- *Cooper Tire & Rubber;*
- *Kaufman & Broad Home;*
- *Oregon Steel;*
- *Airborne Freight;*
- *Kroger; and*
- *Tenneco.*

6. In the eighth paragraph, first sentence, the Teamsters are willing to revise it from "...65% of the vote" to "65% of shares cast voted FOR a declassified board." Further, the Fund is willing to revise paragraph eight, sentence two from "More than 70% of shareholders..." to "More than 70% of shares cast..."

7. Further, Counsel states that we do not "provide citations or other documentation to support" the statements in which we cite percentages. Counsel says "reasonable readers[2] cannot refer to the source themselves." The Teamsters believe that reasonable –and therefore, responsible— shareholders know how to access and read the company's 10-Q statements. Nevertheless, in the interests of getting back to the more serious work of Corporate Governance Reform, and as we have done above, we will add a footnote to the revised Proposal, indicating that all the figures stated come from the respective companies' documents as disclosed to the public and available on the Securities & Exchange Commission's website.

8. In Counsel's eighth point, he claims that that the first sentence in the ninth paragraph is misleading, because he wrongly assumes that "shareholders" means "all shareholders." As for documentation, the statement is a summation of the previous paragraphs. Nonetheless, the proponent is willing to make changes to the sentence.

9. Sysco's outside counsel objects to the sentence: "this is especially true for employee shareholders." The proponent is willing to drop the sentence.

---

[2] I presume he is referring to shareholders, not casual readers of the Company's proxy –publicly available through the Commission.

10. In the third sentence of the ninth paragraph, Counsel finds the phrase, "this past year" to be too vague, and therefore misleading. The Teamsters will remedy the phrase. The revised ninth paragraph will read:

> *Shareholders at many companies are voting to declassify their board of director elections. In 2001, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received on average 52.6% of shares cast for the proposal.* [Source: *Average Voting Results on Significant Corporate Governance Proposals.* IRRC. 2001.]

The Fund addressed here the issues raised by Sysco's outside counsel, often choosing to go beyond Rule 14-8 shareholder requirements.

The Teamsters request the Staff to accept the changes embodied in our revised Proposal, and ENFORCE inclusion in the proxy.

Please feel free to contact me at (202) 624-8100. If you are mailing correspondence, please use the United States Postal Service, United Parcel Service or Airborne only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jh
Enclosure

cc: Michael C. Nichols, Vice President & General Counsel, Sysco Corporation, Fax: 281.584.2524
B. Joseph Alley, Arnall Golden Gregory LLP, Fax: 404.873.8689

RESOLVED: That the stockholders of Sysco ("the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: The Company's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections. When directors are performing well they routinely are re- elected with majorities of shares voted.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of the Company's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes (such as the recent corporate malfeasance scandals and developments in the economy) by giving the board the ability to nominate candidates that are more qualified each year. The Teamsters General Fund believes a declassified board can help give the Company the flexibility, as it moves into the future.

The evidence shows that shareholders are dissatisfied with classified boards.[1] At the Company's annual meeting last year, 52.74% of shares cast voted FOR declassification of Sysco's Board of Directors.

In May 2001, at the Alaska Air annual meeting, 70% of shares cast voted FOR declassification of its Board. In 2000, majorities of shares cast voted FOR declassification of boards at many companies, including:

Baxter International (60.4%);
Eastman Chemical (70%);
Eastman Kodak (60.7%);

[1] All percentages cited derived from respective companies' 10-Q's filed directly after the referenced annual meeting. Available from the SEC's website.

Lonestar Steakhouse & Saloon, Inc. (79%);
Silicon Graphics (81.1%);
United Health Group (75.7%);
Kmart[2] (68.5%;)
Weyerhaeuser (58%); and
Kroger (63.5%)

In 1999 a majority of shares cast voted FOR declassified boards at:

Cendant;
Cooper Tire & Rubber;
Kaufman & Broad Home;
Oregon Steel;
Airborne Freight;
Kroger;
and Tenneco.

In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the shares cast voted FOR a declassified board. More than 70% of shares cast demanded the same at Fleming and Eastman Kodak.

Shareholders at many companies are voting to declassify their board of director elections. In 2001, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received on average 52.6% of shares cast for the proposal.[3]

By adopting annual elections, the Company can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge shareholders to vote YES for this proposal.

---

[2] Kmart's proposal was binding, receiving 68.6% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.
[3] *Average Voting Results on Significant Corporate Governance Proposals.* IRRC. 2001.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 30, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sysco Corporation
Incoming letter dated July 2, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

There appears to be some basis for your view that Sysco may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Sysco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sysco relies.

Sincerely,

Keir Devon Gumbs
Special Counsel